UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  6)

Investcorp Credit Management BDC, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

12574Q103
(CUSIP Number)

Investcorp BDC Holdings Limited
Century Yard
Cricket Square, P.O. Box 1111
Grant Cayman KY1-1102, Cayman Islands BWI
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp Credit Management US LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,582,354 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,582,354 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,582,354 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1          Based on 14,385,038 shares of common stock outstanding as of February 7, 2022, as reported in the Issuer’s Form 10-Q filed on February 7, 2022.

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp BDC Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,582,354 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,582,354 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,582,354 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
SIPCO Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,582,354 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,582,354 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,582,354 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
24.9%

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,582,354 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,582,354 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,582,354 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D (this “Schedule 13D”) relates to beneficial ownership of certain shares of common stock, par value $0.001 per share (the “Common Stock”) of Investcorp Credit Management BDC, Inc., a Maryland corporation (the “Issuer” or the “Company”), and amends the initial statement on Schedule 13D filed by the reporting persons on October 4, 2019 (as amended prior to the date hereof, including on October 7, 2019, December 6, 2019, March 23, 2020, August 31, 2021 and September 23, 2021, the “Prior Filing”, and as amended by this Amendment No. 6, the “Statement”).  Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Prior Filing.  Capitalized terms used but not defined have the meaning given them in the Prior Filing.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Prior Filing is supplemented as follows:

On May 5, 2022, IBDC entered into that certain stock purchase agreement (the “Stock Purchase Agreement”) with the Cyrus Funds to purchase 2,165,000 shares of Common Stock from the Cyrus Funds (the “Shares”). The closing of the purchase of the shares of Common Stock pursuant to the Stock Purchase Agreement occurred on May 9, 2022.  IBDC used capital contributions from its members to purchase the Shares from the Cyrus Funds.

Item 4. Purpose of Transaction

Item 4 of the Prior Filing is supplemented as follows:

The Cyrus Funds have owned the Shares since 2014 and recently indicated to the Company’s investment adviser that they desired to sell the Shares in the near term.  IBDC, which is an affiliate of the Company’s investment adviser (together with IBDC and their affiliated entities, the “Investcorp Entities”), determined to purchase the Shares from the Cyrus Funds to:

•	demonstrate the Investcorp Entities’ continued commitment to the Company;

•	highlight the Investcorp Entities’ belief that the market price of the Common Stock does not reflect the intrinsic value of the Common Stock; and

•	reduce the overhang with respect to the Shares on the trading market for the Common Stock given the Investcorp Entities’ long-term ownership view relating to the Company.

Except as described in this Amendment No. 6, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule I to the Statement, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Prior Filing is supplemented as follows:

(a), (b)  See cover page for IBDC.  As of the date hereof, IBDC owns 3,582,354 shares of Common Stock purchased in open market and private transactions.

(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days, except IBDC purchased 2,165,000 shares of Common Stock from the Cyrus Funds on May 9, 2022 for $6.93 per share pursuant to the Stock Purchase Agreement, as described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Prior Filing is supplemented as follows:

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Stock Purchase Agreement, dated May 5, 2022, by and between IBDC and the Cyrus Funds

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: May 10, 2022

INVESTCORP BDC HOLDINGS LIMITED		INVESTCORP CREDIT MANAGEMENT US LLC

By:	/s/ Patrick Maloney	By:	/s/ Patrick Maloney
	Name: Patrick Maloney		Name: Patrick Maloney
	Title: Attorney-in-fact		Title: General Counsel

SIPCO HOLDINGS LIMITED		INVESTCORP S.A.

By:	/s/ Patrick Maloney	By:	/s/ Patrick Maloney
	Name: Patrick Maloney		Name: Patrick Maloney
	Title: Attorney-in-fact		Title: Attorney-in-fact